                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. ____)(1)

                         MB Software Corporation, Inc.
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  55 2635 10 4
                                 (CUSIP Number)

                                 Gary M. Goltz
                           Imagine Investments, Inc.
                   8150 North Central Expressway, Suite 1901
                              Dallas, Texas 75206
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 1, 2000
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP No. 55 2635 10 4
--------------------------------------------------------------------------------
  1) Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     Imagine Investments, Inc.
     75-270944

--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [_]
    (b)  [_]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)

      OO

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [_]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization

      Delaware

--------------------------------------------------------------------------------

   Number of        (7)  Sole Voting Power        --
    Shares          ---------------------------------------------
 Beneficially       (8)  Shared Voting Power      29,439,416
 Owned by Each      ---------------------------------------------
Reporting Person    (9)  Sole Dispositive Power   --
     With           ---------------------------------------------

                    (10) Shared Dispositive Power 29,439,416
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       29,439,416

--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


       [_]

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

       30%

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

       CO
--------------------------------------------------------------------------------

CUSIP No. 55 2635 10 4
--------------------------------------------------------------------------------
  1)  Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Stone Investments, Inc.
      86-0740106

--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [_]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)

      OO

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [_]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization

      Delaware

-----------------------------------------------------------

   Number of        (7)  Sole Voting Power        --
    Shares          -------------------------------------------
 Beneficially       (8)  Shared Voting Power      29,439,416
 Owned by Each      -------------------------------------------
Reporting Person    (9)  Sole Dispositive Power   --
     With           -------------------------------------------
                    (10) Shared Dispositive Power 29,439,416
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       29,439,416

--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [_]

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

       30%

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

       HC, CO

--------------------------------------------------------------------------------

CUSIP No. 55 2635 10 4
--------------------------------------------------------------------------------
  1)  Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Stone Capital, Inc.
      75-2262907

--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [_]
    (b)  [_]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)

      OO

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [_]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization

      Delaware

--------------------------------------------------------------------------------

   Number of        (7)  Sole Voting Power        --
    Shares          ----------------------------------------------
 Beneficially       (8)  Shared Voting Power      29,439,416
 Owned by Each      ----------------------------------------------
Reporting Person    (9)  Sole Dispositive Power   --
     With           ----------------------------------------------
                    (10) Shared Dispositive Power 29,439,416
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person


       29,439,416

--------------------------------------------------------------------------------

  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [_]

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

       30%

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

       HC, CO

--------------------------------------------------------------------------------

CUSIP No. 55 2635 10 4
--------------------------------------------------------------------------------
  1)  Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Stone Holdings, Inc.
      75-2681508

--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [_]
    (b)  [_]

--------------------------------------------------------------------------------
  3)  SEC Use Only
--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [_]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization

      Delaware

-------------------------------------------------------------------------------

   Number of        (7)  Sole Voting Power        --
    Shares          -------------------------------------------
 Beneficially       (8)  Shared Voting Power      29,439,416
 Owned by Each      -------------------------------------------
Reporting Person    (9)  Sole Dispositive Power   --
     With           -------------------------------------------
                    (10) Shared Dispositive Power 29,439,416
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person


       29,439,416

--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [_]

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

       30%

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

       HC, CO

--------------------------------------------------------------------------------

CUSIP No. 55 2635 10 4
--------------------------------------------------------------------------------
  1)  Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      P.S.F. Holdings Limited Partnership

--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [_]
    (b)  [_]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)

      OO

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [_]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization

      Texas

--------------------------------------------------------------------------------

   Number of        (7)  Sole Voting Power        --
    Shares          ---------------------------------------------
 Beneficially       (8)  Shared Voting Power      29,439,416
 Owned by Each      ---------------------------------------------
Reporting Person    (9)  Sole Dispositive Power   --
     With           ---------------------------------------------
                    (10) Shared Dispositive Power 29,439,416

--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person


       29,439,416

--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [_]

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

       30%

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

       HC, PN

--------------------------------------------------------------------------------

CUSIP No. 55 2635 10 4
--------------------------------------------------------------------------------
  1)  Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      The Marital Trust established pursuant to the provisions of Section 3 of Article B of the agreement establishing the James M. Fail Living Trust.

--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [_]
    (b)  [_]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)

      OO

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [_]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization

      Alaska

-------------------------------------------------------------------------------

   Number of        (7)  Sole Voting Power        --
    Shares          -------------------------------------------
 Beneficially       (8)  Shared Voting Power      29,439,416
 Owned by Each      -------------------------------------------
Reporting Person    (9)  Sole Dispositive Power   --
     With           -------------------------------------------
                    (10) Shared Dispositive Power 29,439,416
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person


       29,439,416

--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [_]

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

       30%

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

       OO

--------------------------------------------------------------------------------

CUSIP No. 55 2635 10 4
--------------------------------------------------------------------------------
  1)  Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      James M. Fail Living Trust

--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [_]
    (b)  [_]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)

      OO

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [_]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization

      Alaska

-------------------------------------------------------------------------------

   Number of        (7)  Sole Voting Power        --
    Shares          -------------------------------------------
 Beneficially       (8)  Shared Voting Power      29,439,416
 Owned by Each      -------------------------------------------
Reporting Person    (9)  Sole Dispositive Power   --
     With           -------------------------------------------
                    (10) Shared Dispositive Power 29,439,416
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person


       29,439,416

--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [_]

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

       30%

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

       OO

--------------------------------------------------------------------------------

CUSIP No. 55 2635 10 4
--------------------------------------------------------------------------------
  1)  Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      James M. Fail
--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [_]
    (b)  [_]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)

      OO

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [_]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization

      United States

-------------------------------------------------------------------------------

   Number of        (7)  Sole Voting Power        --
    Shares          -------------------------------------------
 Beneficially       (8)  Shared Voting Power      29,439,416
 Owned by Each      -------------------------------------------
Reporting Person    (9)  Sole Dispositive Power   --
     With           -------------------------------------------
                    (10) Shared Dispositive Power 29,439,416
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person


       29,439,416

--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [_]

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

       30%

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

       IN

--------------------------------------------------------------------------------

CUSIP No. 55 2635 10 4
--------------------------------------------------------------------------------
  1)  Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Winn Holdings, LLC
      75-2891040
--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [_]
    (b)  [_]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)

      OO

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [_]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization

      Texas

-------------------------------------------------------------------------------

   Number of        (7)  Sole Voting Power        --
    Shares          -------------------------------------------
 Beneficially       (8)  Shared Voting Power      29,439,416
 Owned by Each      -------------------------------------------
Reporting Person    (9)  Sole Dispositive Power   --
     With           -------------------------------------------
                    (10) Shared Dispositive Power 29,439,416
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person


       29,439,416

--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [_]

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

       30%

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

       HC, OO

--------------------------------------------------------------------------------

CUSIP No. 55 2635 10 4
--------------------------------------------------------------------------------
  1)  Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Kathryn Fail Luttrull

--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [_]
    (b)  [_]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)

      OO

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [_]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization

      United States

-------------------------------------------------------------------------------

   Number of        (7)  Sole Voting Power        --
    Shares          -------------------------------------------
 Beneficially       (8)  Shared Voting Power      29,439,416
 Owned by Each      -------------------------------------------
Reporting Person    (9)  Sole Dispositive Power   --
     With           -------------------------------------------
                    (10) Shared Dispositive Power 29,439,416
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person


       29,439,416

--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [_]

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

       30%

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

       IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
Item 1.  Security and Issuer.

   This statement relates to 29,439,416 shares of the common stock, par value $.001 per share (the "Common Shares"), of MB Software Corporation, a Colorado corporation (the "Corporation"), which has its principal executive offices located at 2225 E. Randol Mill Road, Suite 305, Arlington, Texas, 76011.

Item 2.  Identity and Background.

     (a) This statement is filed by (i) Imagine Investments, Inc., a Delaware corporation ("Imagine Investments"), (ii) Stone Investments, Inc., a Delaware corporation ("Stone Investments"), (iii) Stone Capital, Inc., a Delaware corporation ("Stone Capital"), (iv) Stone Holdings, Inc., a Delaware corporation ("Stone Holdings"), (v) P.S.F. Holdings Limited Partnership, a Texas limited partnership ("P.S.F."), (vi) the Marital Trust established pursuant to the provisions of Section 3 of Article B of the agreement establishing the James
M. Fail Living Trust (the "Marital Trust"), (vii) James M. Fail Living Trust (the "Living Trust"), (viii) James M. Fail, (ix) Winn Holdings, LLC, a Texas limited liability company ("Winn Holdings"), and (x) Kathryn Fail Luttrull (collectively, the "Reporting Persons").

              Imagine Investments is a wholly-owned subsidiary of Stone Investments. Stone Investments is a wholly-owned subsidiary of Stone Capital. Stone Capital is a wholly-owned subsidiary of Stone Holdings. Each of the Marital Trust, Living Trust and P.S.F. owns approximately 50%, 20% and 30%, respectively, of the common stock of Stone Holdings. Additionally, the Marital Trust and the Living Trust own, in the aggregate, approximately 22.6% of the preferred stock of Stone Holdings. Mr. Fail is a trustee of each of the Marital Trust and the Living Trust and has sole voting and dispositive power with respect to each of such trusts. Winn Holdings has a 1% general partnership interest in and is the general partner of P.S.F. Kathryn Fail Luttrull is the sole member and manager of Winn Holdings.

     (b) The business address of each of the Reporting Persons is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

     (c) The principal business of Imagine Investments, Stone Investments, Stone Capital, Stone Holdings, P.S.F, and Winn Holdings is investments, including investing in securities of other entities. The principal business of each of the Marital Trust and Living Trust is to implement and effectuate the investment activities of Mr. Fail and his family, including investing in securities of other entities. The present principal occupation of James M. Fail is Chairman of the Board and Chief Executive Officer of Stone Holdings and serving in other principal positions in certain other of the Reporting Persons as more fully described on Schedule 1 attached hereto and incorporated herein by reference. The present principal occupation of Kathryn Fail Luttrull is manager and sole member of Winn Holdings and serving in other principal positions in certain other of the Reporting Persons as more fully described on Schedule 1 attached hereto and incorporated herein by reference.

     (d) During the last five years, none of the Reporting Persons or the Covered Persons (as hereinafter defined) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The place of organization for each of Imagine Investments, Stone Investments, Stone Capital, and Stone Holdings is Delaware. The place of organization of each of P.S.F. and Winn Holdings is Texas. The place of organization of each of the Marital Trust and the Living Trust is Alaska. The place of citizenship of James M. Fail and Kathryn Fail Luttrull is the United States of America. Unless otherwise indicated on Schedule I annexed hereto and incorporated herein by reference, the place of citizenship of each of the Covered Persons is the United States of America.

         For additional information required by Instruction C to Schedule 13D with respect to the general partners, controlling persons, executive officers and directors of the foregoing Reporting Persons, to the extent applicable (collectively, "Covered Persons"), please see Schedule I annexed hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the provisions of that certain promissory note executed by the Corporation in favor of Imagine Investments dated April 1, 1998 (the "Note"), the Corporation issued, on November 12, 1998, 200,000 shares of its Series A Senior Cumulative Convertible Participating Preferred Stock (the "Series A Preferred Stock") in exchange for Imagine Investments transferring all of its membership interests (the "Membership Interests") in Healthcare Innovations, LLC, an Arkansas limited liability company, to MB Holding Corporation, a wholly-owned subsidiary of the Corporation. Additionally, the Corporation concurrently issued 140,000 shares of its Series A Preferred Stock to Imagine Investments as payment of principal of the Note. The working capital of Imagine Investments and its parent, Stone Investments, was used in making the initial purchase of the Membership Interests.

Item 4.  Purpose of Transaction.

         The Reporting Persons currently hold the Series A Preferred Stock convertible into the Common Shares reported on hereunder for investment purposes. None of the Reporting Persons or the Covered Persons currently has any plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) Imagine Investments is the record owner of 340,000 shares of the Series A Preferred Stock of the Corporation, which shares are convertible into 30% of the Common Stock of the Corporation issued and outstanding at the time of the conversion (approximately 29,439,416 shares of Common Stock as of the date of event requiring the filing of this Schedule 13D), subject to certain adjustments, upon the occurrence of a "Triggering Event" as described in the Certificate of Designations designating the Series A Preferred Stock as filed with the Colorado Secretary of State. A Triggering Event as described in such document is, among other things, any one of the following: (i) the sale of all of substantially all of the assets of the Corporation, (ii) a change in control of the Corporation, (iii) the voluntary of involuntary dissolution of the Corporation, or (iv) October 1, 2000. As a result of the relationships described above, each of the Reporting Persons may be deemed to be the beneficial owner of all of the shares of Series A Preferred Stock convertible into the Common Shares owned of record by Imagine Investments.

         (b) As a result of the relationships described above, each of the Reporting Persons shares or may be deemed to share the power to vote and dispose of all of the shares of Series A Preferred Stock convertible into the Common Shares held of record by Imagine Investments.

         (c)  None

         (d)  None

         (e)  Not applicable

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         Pursuant to a Registration Rights Agreement dated November 12, 1998, with the Corporation, Imagine Investments has piggyback and demand registration rights in connection with its holdings. Pursuant to a Letter Agreement dated November 12, 1998, between Imagine Investments and Scott Haire, a holder of shares of Common Stock of the Corporation, Mr. Haire provided certain tag-along rights to Imagine Investments should he sell his stock in the Corporation.

Item 7.  Material to be Filed as Exhibits:

         1. Letter Agreement dated November 12, 1998, between the Corporation and Imagine Investments.
         2. Registration Rights Agreement dated November 12, 1998, between the Corporation and Imagine Investments.
         3. Letter Agreement dated November 12, 1998, between Scott Haire and Imagine Investments.
         4. Promissory Note dated April 1, 1998, executed by the Corporation in favor of Imagine Investments.
         5. Renewal, Extension and Revision Agreement dated December 1, 2000, between Imagine Investments and the Corporation.

                                   SIGNATURE

  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    IMAGINE INVESTMENTS, INC.
                                    a Delaware corporation

                                        /s/ Harry T. Carneal
                                    By:______________________________
                                            Harry T. Carneal
                                    Name:____________________________
                                            Executive Vice President
                                    Title:_____________________________


                                    STONE INVESTMENTS, INC.
                                    a Delaware corporation

                                        /s/ Harry T. Carneal
                                    By:______________________________
                                            Harry T. Carneal
                                    Name:____________________________
                                            Executive Vice President
                                    Title:_____________________________

                                    STONE CAPITAL, INC.
                                    a Delaware corporation

                                        /s/ Harry T. Carneal
                                    By:______________________________
                                            Harry T. Carneal
                                    Name:____________________________
                                            Executive Vice President
                                    Title:_____________________________

                                    STONE HOLDINGS, INC.
                                    a Delaware corporation

                                        /s/ Harry T. Carneal
                                    By:______________________________
                                            Harry T. Carneal
                                    Name:____________________________
                                            Executive Vice President
                                    Title:_____________________________

                                    P.S.F. HOLDINGS LIMITED PARTNERSHIP
                                    a Texas limited partnership

                                    By:  Winn Holdings, LLC
                                         a Texas limited liability company

                                        /s/ Kathryn Fail Luttrull
                                    By:______________________________
                                            Kathryn Fail Luttrull
                                    Its:    Sole Member

                                    THE MARITAL TRUST

                                        /s/ James M. Fail
                                    By:______________________________
                                            James M. Fail
                                    Its:    Trustee

                                    THE JAMES M. FAIL LIVING TRUST

                                        /s/ James M. Fail
                                    By:______________________________
                                          James M. Fail
                                    Its:  Trustee

                                        /s/ James M. Fail
                                    _________________________________
                                    James M. Fail

                                    WINN HOLDINGS, LLC
                                    a Texas limited liability company


                                        /s/ Kathryn Fail Luttrull
                                    By:______________________________
                                          Kathryn Fail Luttrull
                                    Its:  Sole Member


                                    Kathryn Fail Luttrull
                                    _________________________________
                                    Kathryn Fail Luttrull

                                   SCHEDULE I

IMAGINE INVESTMENTS, INC.

     The following is a list of all executive officers and directors of Imagine Investments, Inc., the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

     Robert T. Shaw               President and Director
     Harry T. Carneal             Executive Vice President and Director
     R. Brad Oates(1)             Director
     Gary M. Goltz                Vice President and Secretary
     Charles Greiner(2)           Vice President
     Patricia W. Gliessner        Vice President and Assistant Secretary
     B. Kent Hill                 Vice President and Treasurer
     Gordon Lewaren               Assistant Treasurer
     Dianne Richardson            Assistant Secretary


STONE INVESTMENTS, INC.

     The following is a list of all executive officers and directors of Stone Investments, Inc., the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

    James M. Fail                 Chairman of the Board, Chief Executive Officer and Director
    Harry T. Carneal              President, Treasurer and Director
    R. Bryce Fowler               Director
    Joseph M. Sumanck             Director
    R. Brad Oates(1)              Executive Vice President and Director
    Jay Bryan                     Vice President
    B. Kent Hill                  Vice President
    Patricia L. Robinson          Vice President
    Kevin Robertson               Vice President
    Michael Shannon               Vice President
    Gary E. Clayton(3)            Vice President
    Ross Mandel                   Vice President
    Kevin Fox (4)                 Vice President
    Gary M. Goltz                 Vice President, General Counsel and Secretary
    Gordon Lewaren                Assistant Treasurer
    Mark S. Powell                Assistant Secretary
    Kathryn Fail Luttrull         Assistant Secretary

STONE CAPITAL, INC.

     The following is a list of all executive officers and directors of Stone Capital, the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o

Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., an investment company, 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

     James M. Fail                Chairman of the Board and Director
     Harry T. Carneal             Chief Executive Officer,  President, Treasurer, Secretary and Director
     Gary M. Goltz                Vice President, General Counsel and Assistant Secretary
     Victoria L. Garrett(5)       Assistant Vice President, Assistant Secretary and Assistant Treasurer
     Gordon Lewaren               Assistant Treasurer
     Kathryn Fail Luttrull        Director

STONE HOLDINGS, INC.

     The following is a list of all executive officers and directors of Stone Holdings, the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., an investment company, 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

     James M. Fail                Chairman of the Board, Chief Executive Officer and Director
     Harry T. Carneal             President, Treasurer, Secretary and Director
     R. Brad Oates(1)             Executive Vice President
     Jay Bryan                    Vice President
     Gary M. Goltz                Executive Vice President, General Counsel and Assistant Secretary
     Kathryn Fail Luttrull        Vice President
     Gordon Lewaren               Assistant Treasurer
     Mark S. Powell               Assistant Secretary
     Tom Dwyer                    Vice President of Strategy and Special Counsel

P.S.F. HOLDINGS LIMITED PARTNERSHIP

     The General Partner of P.S.F. Holdings Limited Partnership is Winn Holdings, LLC, a Texas limited liability company. For information pertaining to Winn Holdings, LLC, please see the cover pages and Items 2-6 contained in this
Schedule 13D of which this Schedule 1 is a part.

THE MARITAL TRUST

     James M. Fail is a trustee of the Marital Trust. For information pertaining to Mr. Fail, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

THE JAMES M. FAIL LIVING TRUST

     James M. Fail is a trustee of the James M. Fail Living Trust. For information pertaining to Mr. Fail, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

WINN HOLDINGS, LLC

     Kathryn Fail Luttrull is the sole member and manager of Winn Holdings, LLC. For information pertaining to Ms. Luttrull, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

(1) Mr. Oates' present principal occupation/employer is Senior Strategic Advisor of Lexis-Nexis Risk Solutions Group, the address of which is 9443 Springboro Pike, Miamisburg, Ohio 45342.

(2) Mr. Greiner's present principal employer is Azair, Inc., the address of which is 4540 Glenn Curtiss Drive, Dallas, Texas 75248.

(3) Gary Clayton's present principal occupation is Chief Executive Officer of Privacy Council, Inc., the address of which is 1300 Arapaho, Richardson, Texas 75081

(4) Kevin Fox's present principal occupation is Chief Operating Officer of Riskwise, LLC, the address of which is 1010 St. Germaine, Suite 300, St. Cloud, Minnesota 56301.

(5) Ms. Garrett's present principal employer is Delaware Trust Capital Management Company, the address of which is 300 Delaware Avenue, 9th Floor, Wilmington, DE 19801.